Exhibit 99.1

TCTM Announces Corporate Name Change

BEIJING, Feb 20, 2024 /PRNewswire/ — TCTM Kids IT Education Inc., formerly known as Tarena International, Inc. (NASDAQ: TCTM) (“TCTM” or the “Company”), a leading provider of IT-focused supplementary STEM education services in China, today announced the results of its Extraordinary General Meeting of Shareholders held on February 20, 2024, in Beijing, where it adopted a special resolution to approve its name change from “Tarena International, Inc.” to “TCTM Kids IT Education Inc.”.

As previously announced, the Company has also changed the ticker symbol of its American depositary shares listed on the Nasdaq Capital Market from “TEDU” to “TCTM”. The corporate name and ticker symbol changes will not affect shareholders’ rights, the Company’s operations, or its financial position. The Company does not intend to change its financial strategy or financial reporting as a result of this announcement.

About TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.)

TCTM is a leading provider of IT-focused supplementary STEM education services in China. Through its innovative education platform combining live distance instruction, classroom-based tutoring and online learning modules, TCTM offers IT-focused supplementary STEM education programs, including computer coding and robotics programming courses, etc., targeting students between three and eighteen years of age. Aiming to encourage “code to learn,” TCTM embraces the latest trends in STEM education and technology to develop children's logical thinking and learning abilities while allowing them to discover their interests and potential.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. TCTM may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including any business outlook and statements about TCTM’s beliefs and expectations, are forward-looking statements. Many factors, risks and uncertainties could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: TCTM’s goals and strategies; its future business development, financial condition and results of operations; its ability to continue to attract students to enroll in its courses; its ability to continue to recruit, train and retain qualified instructors and teaching assistants; its ability to maintain or enhance its brand recognition.

Further information regarding these and other risks, uncertainties or factors is included in TCTM’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and TCTM does not undertake any obligation to update such information, except as required under applicable law.

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For further information, please contact:

Investor Relations Contact

TCTM Kids IT Education Inc. (formerly known as Tarena International, Inc.)

Email: ir@tedu.cn

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